SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

On January 19, 2021, BioLineRx Ltd. (“BioLineRx” or the “Company”) entered into an underwriting agreement (as amended and restated, the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), relating to the issuance and sale of 14,375,000 American Depositary Shares (“ADSs”) of the Company, inclusive of the full exercise by Wainwright of its option to purchase 1,875,000 additional ADSs. The price to the public in the offering is $2.40 per ADS.  Each ADS represents fifteen ordinary shares, par value NIS 0.10 per share, of the Company. Wainwright has agreed to purchase the ADSs from the Company pursuant to the Underwriting Agreement at a price of $2.232 per ADS. The net proceeds to the Company from this offering are expected to be approximately $31.4 million, after deducting underwriting discounts and commissions and offering expenses payable by the Company. The offering is expected to close on or about January 22, 2021, subject to the satisfaction of customary closing conditions.

The offering is being made pursuant to a shelf registration statement on Form F-3 (Registration Statement No. 333-251857) filed by the Company with the Securities and Exchange Commission (the “SEC”) that became effective on January 11, 2021, and a prospectus supplement and accompanying prospectus filed with the SEC.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and Wainwright, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions.  Under the Underwriting Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 60 days following the closing of the offering, subject to certain customary exceptions. In addition, subject to a limited exception, the Underwriting Agreement provides that for a period of one year following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Underwriting Agreement. The definition of “variable rate transactions” does not include sales of ADSs under the Company's at-the-market offering through Wainwright.  The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

Wainwright is acting as the sole book-running manager for the offering. The Company has agreed to pay Wainwright underwriting discounts and commissions equal to 7.0% of the gross proceeds received by the Company from the sale of the ADSs in the offering as well as a management fee equal to 1.0% of the gross proceeds received by the Company from the sale of the ADSs in the offering. In addition, the Company will also issue to Wainwright or its designees warrants to purchase up to 5.0% of the aggregate number of ADSs sold in the offering (the “Underwriter Warrants”). The Underwriter Warrants are exercisable for five years from commencement of sales in this offering and have an exercise price equal to 125% of the public offering price per ADS in the offering, or $3.00 per ADS, subject to adjustments as provided in the terms of the Underwriter Warrants. The Underwriter Warrants and the ADSs issuable upon exercise of the Underwriter Warrants will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and in reliance on similar exemptions under applicable state laws. The Company will also pay Wainwright $25,000 for non-accountable expenses, up to $75,000 for documented reimbursable expenses and $15,950 for clearing fees.

The foregoing descriptions of the Underwriting Agreement and Underwriter Warrants are not complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and Form of Underwriter Warrant, copies of which are filed as Exhibit 1.1 and Exhibit 10.1, respectively, to this report and are incorporated by reference herein. A copy of the opinion of Yigal Arnon & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company issued press releases on January 19, 2021 and January 20, 2021 announcing the pricing and upsizing of the offering, which press releases are attached as Exhibits 99.1 and 99.2, respectively, to this report.

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report on Form 6-K states that the offering is expected to close on or about January 22, 2021. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in underwriting agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit No.	Description

1.1	Amended and Restated Underwriting Agreement, dated January 19, 2021, by and between BioLineRx Ltd. and H.C. Wainwright & Co., LLC

5.1	Opinion of Yigal Arnon & Co.

10.1	Form of Underwriter Warrant to be issued by BioLineRx Ltd. on January 22, 2021

23.1	Consent of Yigal Arnon & Co. (contained in Exhibit 5.1)

99.1	Press Release dated January 19, 2021

99.2	Press Release dated January 20, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: January 21, 2021